SMART Technologies Inc.

3636 Research Road NW

Calgary, AB T2L 1Y1

CANADA

Phone 403.245.0333

Fax 403.228.2500

info@smarttech.com    www.smarttech.com

Jeff Losch

VP, Legal and General Counsel

Tel. 403-407-5201

Fax. 403-407-4898

December 20, 2013

Via EDGAR

Securities and Exchange Commission

Washington DC

20549

Attention:	Cecilia Blye, Chief, Office of Global security Risk

Pradip Bhaumik, Special Counsel

Dear Sirs:

Re:	SMART Technologies Inc.

File No. 1-34798

We acknowledge receipt of your letter dated December 19, 2013 addressed to Mr. Neil Gaydon, President and CEO of SMART Technologies Inc., concerning your review of the Form 20-F for the fiscal year ended March 31, 2013.

Your letter requests that we provide you with information such that you may better understand certain disclosures made in the Form 20-F. The letter also asks for a response within ten business days or for us to advise when we will be able to provide the requested response.

As our offices are shut down for the two week holiday period from Dec 22 2013 to Jan 3 2014 inclusive, we hereby wish to advise that we intend to provide a response to your letter by January 17, 2014.

We trust that is acceptable to you. If you have any questions please feel free to contact the undersigned.

Yours truly,

SMART Technologies Inc.

“Jeff Losch”

Jeff Losch

Vice President, Legal and General Counsel